SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                            IGEN INTERNATIONAL, INC
                         ----------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                   449536101
                                 -------------
                                 (CUSIP Number)

                                  July 1, 2000
                              --------------------

                      (Date of Event which Requires Filing
                                  of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [ X ]    Rule 13d-1(c)
                  [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 20 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 2 of 20 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            0%

12       Type of Reporting Person*

                  OO; IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 3 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            0%

12       Type of Reporting Person*

                  IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 4 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            0%

12       Type of Reporting Person*

                  IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13 G
CUSIP No. 449536101                                           Page 5 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  254,133
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   254,133
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            254,133

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            1.62%

12       Type of Reporting Person*

                  PN; IV
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 6 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  6,000
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   994,349
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   6,000
    With
                           8        Shared Dispositive Power
                                            994,349

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,349

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            6.28%

12       Type of Reporting Person*

                  PN; IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 7 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   1,000,349
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,000,349

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,349

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            6.28%

12       Type of Reporting Person*

                  CO; IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 8 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   1,000,349
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,000,349

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,349

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            6.28%

12       Type of Reporting Person*

                  IA
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 449536101                                           Page 9 of 20 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  5,000
    Shares
Beneficially               6        Shared Voting Power
 Owned By                                   1,000,349
    Each
 Reporting                 7        Sole Dispositive Power
   Person                                   5,000
    With
                           8        Shared Dispositive Power
                                            1,000,349

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,005,349

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                            6.32%

12       Type of Reporting Person*

                  IA; IN
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 20 Pages




Item 1(a)         Name of Issuer:

                  IGEN International, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  16020 Industrial Drive, Gaithersburg, MD  20877.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              (i) Soros Fund Management LLC ("SFM LLC"),

              (ii) Mr. George Soros ("Mr. Soros"),

              (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"),

              (iv) White Rock Capital Partners, L.P. ("White Rock Partners"),

              (v) White Rock Capital Management, L.P. ("White Rock Management"),

              (vi) White Rock Capital, Inc. ("White Rock, Inc."),

              (vii) Thomas U. Barton and

              (viii) Joseph U. Barton.


                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"), including, but not limited to, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). Effective July 7, 2000, no Shares are held for the account of Quantum Partners. Accordingly, each of SFM LLC, Mr. Soros and Mr. Druckenmiller shall no longer be considered a Reporting Person in connection with this Statement.

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of reorganization of SFM LLC, the Management Committee has been eliminated.

                  This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                                                            Page 11 of 20 Pages

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen;

                  iii)     White Rock Partners is a Texas limited partnership;

                  iv)      White Rock Management is a Texas limited partnership;

                  v)       White Rock, Inc. is a Texas corporation;

                  vi)      Thomas U. Barton is a United States citizen; and

                  vii)     Joseph U. Barton is a United States citizen.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  449536101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                             Page 12 of 20 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 7, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of SFM LLC and Mr. Soros may no longer be deemed the beneficial owner of any Shares.

                  (ii) Each of White Rock, Inc., White Rock Management and Thomas U. Barton may be deemed the beneficial owner of 1,000,349 Shares. This number consists of (1) 740,216 Shares held for the accounts of the White Rock Clients (assumes the conversion of 3,500 shares of Series B Stock into 250,716 Shares), (2) 254,133 Shares held for the account of White Rock Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares) and (3) 6,000 Shares held for the account of White Rock Management.

                  (iii) Joseph U. Barton may be deemed the beneficial owner of 1,005,349 Shares. This number consists of (1) 740,216 Shares held for the accounts of the White Rock Clients (assumes the conversion of 3,500 shares of Series B Stock into 250,716 Shares), (2) 254,133 Shares held for the account of White Rock Partners (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares), (4) 6,000 Shares held for the account of White Rock Management and (5) 5,000 Shares held for his account.

                  (iv) White Rock Partners may be deemed the beneficial owner of the 254,133 Shares held for its account (assumes the conversion of 1,000 shares of Series B Stock into 71,633 Shares).

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

                  (ii) The number of Shares of which each of White Rock, Inc., White Rock Management and Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 6.28% of the total number of Shares which would be outstanding assuming conversion of all of the Series B Stock held for the accounts of the White Rock Clients and White Rock Partners.

                  (iii) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 6.32% of the total number of Shares which would be outstanding assuming conversion of all of the Series B Stock held for the accounts of the White Rock Clients and White Rock Partners.

                  (iv) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.62% of the total number of Shares outstanding.

                                                             Page 13 of 20 Pages

Item 4(c) Number of shares as to which such person has:

     SFM LLC
     -------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

     Mr. Soros
     ---------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

     White Rock Partners
     -------------------

     (i) Sole power to vote or to direct the vote:                       254,133

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:        254,133

     (iv) Shared power to dispose or to direct the disposition of:             0

    White Rock Management
    ---------------------

     (i) Sole power to vote or to direct the vote:                         6,000

     (ii) Shared power to vote or to direct the vote:                    994,349

     (iii) Sole power to dispose or to direct the disposition of:          6,000

     (iv) Shared power to dispose or to direct the disposition of:       994,349

                                                             Page 14 of 20 Pages

    White Rock, Inc.
    ----------------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                  1,000,349

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,000,349


    Thomas U. Barton
    ----------------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                  1,000,349

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,000,349


    Joseph U. Barton
    ----------------

     (i) Sole power to vote or to direct the vote:                         5,000

     (ii) Shared power to vote or to direct the vote:                  1,000,349

     (iii) Sole power to dispose or to direct the disposition of:          5,000

     (iv) Shared power to dispose or to direct the disposition of:     1,000,349


Item 5.         Ownership of Five Percent or Less of a Class:

                  As of July 1, 2000, SFM LLC, Mr. Soros and Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                  (i) The shareholders or partners of each of the White Rock Clients (other than Quantum Partners) have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                  (ii) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                                                             Page 15 of 20 Pages

                  (iii) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                  (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of White Rock Clients, White Rock Partners, White Rock Management and Joseph U. Barton. White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management and Joseph U. Barton. Each of White Rock Partners, White Rock Management, White Rock, Inc. and Thomas
U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Joseph U. Barton.

                  Information contained herein concerning SFM LLC, Mr. Soros, Mr. Druckenmiller and Quantum Partners has been provided by SFM LLC. White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton assume no responsibility for such information. Information contained herein concerning White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton has been provided by White Rock Management. SFM LLC, Mr. Soros and Mr. Druckenmiller assume no responsibility for such information.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 16 of 20 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  July 7, 2000                         SOROS FUND MANAGEMENT LLC


                                                 By: /S/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Assistant General Counsel


Date:  July 7, 2000                         GEORGE SOROS


                                                 By: /S/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact


Date:  July 7, 2000                         STANLEY F. DRUCKENMILLER


                                                 By: /S/ Richard D. Holahan, Jr.
                                                     ---------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact

                                                             Page 17 of 20 Pages

Date:  July 7, 2000             WHITE ROCK CAPITAL PARTNERS, L.P.


                                    By:      White Rock Capital Management, L.P.
                                             Its General Partner


                                              By:      White Rock Capital, Inc.
                                                       Its General Partner


                                                       By: /S/ Paula Storey
                                                           ---------------------
                                                           Paula Storey
                                                           Attorney-in-Fact

Date:  July 7, 2000                         WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                                By:      White Rock Capital Inc.
                                                         Its General Partner


                                                   By: /S/ Paula Storey
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact

Date:  July 7, 2000                         WHITE ROCK CAPITAL, INC.


                                                   By: /S/ Paula Storey
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact

Date:  July 7, 2000                         THOMAS U. BARTON


                                                     By: /S/ Paula Storey
                                                         -----------------------
                                                         Paula Storey
                                                         Attorney-in-Fact


Date:  July 7, 2000                         JOSEPH U. BARTON


                                                     By: /S/ Paula Storey
                                                         -----------------------
                                                         Paula Storey
                                                         Attorney-in Fact

                                                             Page 18 of 20 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

G.    Power of  Attorney,  dated as of January 27, 2000,  granted by Mr.  George Soros  in  favor  of Mr. Michael C. Neus and
      Mr. Richard D. Holahan, Jr..............................................19
H.    Power of Attorney dated as of January 27, 2000, granted by
      Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus and Mr. Richard D. Holahan, Jr..........................................20